[Letterhead of Andrew D. Hendry, Senior Vice President,

General Counsel and Secretary of Colgate-Palmolive Company]

August 29, 2005

Via EDGAR

Mail Stop 7010

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Ms. Pamela A. Long
Mr. Errol Sanderson
Mr. Chris Edwards

Re:	Colgate-Palmolive Company (File No. 333-126987)
Amendment No. 1 to Registration Statement on Form S-3

Ladies and Gentlemen:

We are filing concurrently herewith Amendment No. 1 to the captioned registration statement. This letter is in response to the staff’s comment letter, dated August 10, 2005, on the Company’s initial filing. The staff’s comments are reproduced below in bold italics and followed by Colgate’s response.

1.	Please identify legal counsel in your “Experts” section or in a new legal section.

We have included in the Prospectus on page 12 a section entitled “Validity of the Debt Securities” in which legal counsels to Colgate and any agents or underwriters are identified.

2.	Please amend the Form S-3 to file all omitted exhibits, including the opinion of counsel. We may have additional comments.

We have filed forms of the following as exhibits to Amendment No. 1 to the Company’s registration statement.

Securities and Exchange Commission
August 29, 2005

Exhibit No.	Exhibit

1.1	Form of Distribution Agreement
4.2	Form of Fixed Rate Note
4.3	Form of Floating Rate Note
5.1	Opinion of Sidley Austin Brown & Wood LLP
12.1	Statement Regarding Computation of Ratio of Earnings to Fixed Charges

In order to facilitate your review of our Amendment No. 1, we are providing to the staff courtesy copies of a blacklined document comparing Amendment No. 1 to our original Registration Statement filed on July 28, 2005.

Please note that Amendment No. 1 includes a Preliminary Prospectus Supplement prepared with respect to the offering by Colgate of up to $1,500,000,000 of Medium-Term Notes, Series F. Since the Preliminary Prospectus Supplement is a new document included with the filing, it has not been specifically marked to show changes.

We hope that the above is responsive to your comments. Should you have any questions or require any further information, please do not hesitate to contact me or Joyce McCarthy at (212) 310-2550.

Sincerely,

/s/ Andrew D. Hendry